PANNONPLAST

INDUSTRIES PLC.

H-1225 Budapest,
Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
pplast@pplast.datanet.hu
www.pannonplast.hu

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Stop 3-9

Budapest, 11 February, 2004

Ladies and Gentlemen:

Re: Pannonplast Rt. (the "Company") File No. 82-4548

Please find enclosed the latest extraordinary announcement of Pannonplast Plc.

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

Would you have any further questions or comments, please contact us.

Yours sincerely,

Roza Radocz
Executive Assistant

Encl

Announcement

10 February 2004

In accordance with its reporting obligations Pannonplast Plc announces that Ms. Judit Martényi President of the Supervisory Board resigned from her function. Pannonplast will act according to the relevant regulations of the Articles of Association as well as the Act on business organizations. Decision on personal change will be made at the upcoming general meeting to be held in the second half of April.